CONFIDENTIAL VIA EDGAR	767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

September 18, 2015	Michael J. Aiello Michael.Aiello@weil.com +1 212 310 8552

Peggy Kim

Senior Counsel

Office of Real Estate and Commodities

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

Re:                             Iron Mountain Incorporated

Preliminary Proxy Statement on Schedule 14A

Filed on August 25, 2015

File No. 001-13045

Dear Ms. Kim:

On behalf of our client, Iron Mountain Incorporated (the “Company”), please find a response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) communicated to us on September 10, 2015 with regard to the Preliminary Proxy Statement on Schedule 14A filed on August 25, 2015 (the “Schedule 14A”).

The Company is filing concurrently with this letter an amendment to the Schedule 14A (the “Amendment No. 1”), which includes revisions to the Schedule 14A in response to the Staff’s comments below.  In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with five copies of Amendment No. 1 marked to indicate changes from the Schedule 14A filed on August 25, 2015.

Set forth below in bold are comments from the Staff’s letter.  Immediately below each of the Staff’s comments is the Company’s response to that comment.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

Ms. Peggy Kim Senior Counsel September 18, 2015 Page 2

General

1.                                      We note your disclosure on page 87 that the stock to be issued in the Transaction will be issued pursuant to an exemption from the registration requirements provided by Section 3(a)(10) of the Securities Act. Please provide us with a detailed factual and legal analysis setting forth why you believe you may properly rely on this exemption. Refer to Division of Corporation Finance Staff Legal Bulletin No. 3A (June 18, 2008).

As described in the Schedule 14A, on June 8, 2015, the Company and Recall Holdings Limited, an Australian company limited by shares (“Recall”) entered into a Scheme Implementation Deed (the “Transaction Agreement”), pursuant to which Recall will propose a scheme of arrangement under Australian corporate law between Recall and its shareholders (the “Scheme”) that, if approved by Recall shareholders and the Supreme or Federal Court of Australia (expected to be the Federal Court of Australia, Sydney Registry, the “Court”) and implemented, will have the effect that an Australian wholly-owned subsidiary of the Company (“Iron Mountain Sub”) will acquire all of the outstanding shares of Recall in exchange for cash and newly issued shares of the Company’s common stock (the “Iron Mountain Shares”) provided by the Company pursuant to a deed poll to be executed by the Company and Iron Mountain Sub in favor of all Recall shareholders (the “Transaction”).  The Company intends to issue the Iron Mountain Shares to Recall’s shareholders in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), provided by Section 3(a)(10) of the Securities Act (“Section 3(a)(10)”).  The Iron Mountain Shares to be issued in connection with the Scheme will be the same in all respects as the currently outstanding shares of the Company’s common stock.  Consistent with transactions previously considered by the Staff, it is contemplated that Iron Mountain Shares will be listed on the Australian Securities Exchange (the “ASX”) as CHESS Depositary Interests. See, e.g.,  Constellation Brands, Inc., (available January 29, 2003).  Set forth below is a description of the Transaction and the legal analysis setting forth the basis upon which the Company is relying on the Section 3(a)(10) exemption.

Description of the Transaction

The Transaction is structured as a scheme of arrangement made under Section 411 of the Corporations Act 2001 (Cth) of Australia (the “Corporations Act”), the result of which is that all of the outstanding shares of Recall will be acquired by Iron Mountain Sub. Each ordinary share of Recall outstanding immediately prior to the completion of the Transaction will be transferred to Iron Mountain Sub in exchange for (1) the Australian dollar equivalent of US$0.50 in cash (the “Cash Supplement”) and (2) either (i) 0.1722 of a newly issued Iron Mountain Share or (ii) A$8.50 less the Australian dollar equivalent of US$0.50 in cash (the “Cash Election”) (all references to “US$” are to U.S. dollars and all references to “A$” are to Australian dollars).  The Cash Election is subject to a proration mechanism that will cap the aggregate amount of cash paid to Recall shareholders opting for the Cash Election at A$225,000,000 (the “Cash Election Cap”).  Amounts paid to Recall shareholders that represent the Cash Supplement are excluded from the calculation of the Cash Election Cap.  As a result of the Transaction,

Ms. Peggy Kim Senior Counsel September 18, 2015 Page 3

Recall will become a wholly-owned subsidiary of Iron Mountain Sub.  Under the Corporations Act, the Transaction must be approved by Recall shareholders and by the Court to become effective.

Recall will apply to the Court at a court hearing (the “First Court Hearing”) for orders (1) that a meeting of Recall shareholders be convened to consider and vote upon a resolution to approve the Transaction (the “Scheme Meeting”) and (2) approving the distribution of an explanatory memorandum about the Transaction (the “Scheme Booklet”) to Recall shareholders.  The Court will consider the terms of the Transaction documents at the First Court Hearing and may require changes to any of those documents as a condition to the Court granting the orders sought.

Pursuant to the orders made by the Court at the First Court Hearing, Recall will convene the Scheme Meeting to vote on a resolution to approve the Transaction. The resolution to approve the Transaction must be passed by both (1) a majority in number of Recall shareholders that are present and voting in person or by proxy, by attorney or, in the case of a corporation, by its duly appointed corporate representative, at the Scheme Meeting and (2) by 75% of the votes cast on the resolution.

If the resolution to approve the Transaction is approved by the Recall shareholders at the Scheme Meeting and all other conditions to the Transaction are satisfied or waived, Recall will seek to obtain court approval of the Transaction at a second court hearing (the “Second Court Hearing”), pursuant to which the Court will determine the fairness of the terms and conditions of the Transaction (both procedurally and substantively) to Recall shareholders (the “Second Court Date”).

Recall shareholders will be apprised of, and will be entitled to attend, the Second Court Hearing of the Court.  If the Court approves the Transaction at the Second Court Hearing, a copy of the court order will be filed with Australian Securities and Investments Commission (“ASIC”) and the Scheme will become binding on all Recall shareholders (including those who voted against the resolution to approve the Transaction) on filing of that court order with ASIC (referred to herein as the “Effective Date of the Scheme”).

It is expected that trading in ordinary shares of Recall on the ASX will be suspended from the close of trading on the Effective Date of the Scheme, which is expected to be shortly after the Second Court Date.  A record date (which will be on or about the fifth business day following the suspension of trading of Recall shares on ASX) will be set to determine the Recall shareholders who will transfer their Recall shares and be entitled to receive consideration under the Transaction.  It is scheduled that the Transaction consideration will be provided to Recall shareholders four business days after such record date (or such other date as agreed between the Company and Recall) and the Transaction will be deemed to have been completed or implemented on that date.

Section 3(a)(10) Analysis

Section 3(a)(10) provides, in relevant part, an exemption from the registration requirements of the Securities Act for “any security which is issued in exchange for one or more bona fide outstanding

Ms. Peggy Kim Senior Counsel September 18, 2015 Page 4

securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court, or by any […] other governmental authority expressly authorized by law to grant such approval.”

The Commission’s Division of Corporation Finance (the “Division”) has provided its views regarding the Section 3(a)(10) exemption in Staff Legal Bulletin No. 3A (CF) (June 18, 2008) (the “Bulletin”), which identifies the specific conditions that must be met before an issuer may rely on the exemption. The conditions applicable to a court approval, and the manner in which the Company believes such conditions are being satisfied, are discussed below.

1.                                      The securities must be issued in exchange for securities, claims, or property interests; they cannot be issued for cash.

As discussed in the Schedule 14A, Iron Mountain Shares and cash will be exchanged exclusively for ordinary shares of Recall.

2.                                      A court must approve the fairness of the terms and conditions of the exchange.

The Company notes the Division’s view in the Bulletin that “the term ‘any court’ in Section 3(a)(10) may include a foreign court.” Before approving the Transaction under Section 411 of the Corporations Act, the Court will be required to satisfy itself as to the fairness and reasonableness of the Scheme, both procedurally and substantively, with regard to the interests of all holders.  The Supreme Courts of each State in Australia often conducts such hearings and makes such determinations in similar contexts where the Staff has provided no-action relief under Section 3(a)(10). See, e.g., Nabi Biopharmaceuticals (available June 20, 2012), Constellation Brands, Inc. (available January 29, 2003) and ForBio Inc. (available September 23, 1998).  Under the Corporations Act, such hearings may be heard at either any Supreme Court of a State of Australia or at the Federal Court of Australia.  The Federal Court of Australia is required to apply the same law and undertake the same review as that performed by a Supreme Court of a State of Australia in prior instances considered by the Staff.

At the First Court Hearing, the Company and Recall will inform the Court that the Company intends to rely upon the exemption under Section 3(a)(10) and as a consequence thereof, will not be registering the Iron Mountain Shares to be issued in the Transaction under the Securities Act.

It is the expectation of the Company and Recall that the Court will confirm in its orders issued following the First Court Hearing that it will, as part of the substantive application brought by Recall and the Company for an order under the Corporations Act approving the Transaction, conduct a hearing as to the fairness to all persons to whom it is proposed to issue Iron Mountain Shares in connection with the Scheme of the terms and conditions of the Scheme (both procedurally and substantively), at which all

Ms. Peggy Kim Senior Counsel September 18, 2015 Page 5

such persons shall have the right to appear, and that the Court will so consider the fairness of such terms and conditions.

3.                                      The reviewing court must:

a.                                      find, before approving the transaction, that the terms and conditions of the exchange are fair to those to whom securities will be issued.

As stated above, the Court will confirm in its order from the First Court Hearing that it will consider the fairness of the Scheme.  Pursuant to Section 411 of the Corporations Act, the Scheme derives its force from the Court’s sanction, not from the approval of the Scheme by the Recall shareholders.  Therefore, the Court will take particular care to scrutinize the Scheme before approving it.  The Court is not bound to approve the Scheme simply because it has previously made an order for the convening of the Scheme Meeting and the Scheme has been passed by the prescribed majorities at the Scheme Meeting.  Before the Court will issue its final order approving the Scheme, it must approve the fairness to all persons to whom it is proposed to issue Iron Mountain Shares in connection with the Scheme of the terms and conditions of the Transaction, both procedurally and substantively.

b.                                      be advised before the hearing that the issuer will rely on the Section 3(a)(10) exemption based on the court’s approval of the transaction.

As stated above, as part of their application to the Court, the Company and Recall will advise the Court that the Company intends to rely on the Section 3(a)(10) exemption from Securities Act registration of the Iron Mountain Shares to be issued in the Scheme.

The Company notes the Division’s view in the Bulletin that the reviewing court making the fairness determination “must have sufficient information before it to determine the value of both the securities, claims or interests to be surrendered and the securities to be issued in the proposed transaction.”  The Company advises the Staff that the information available to the Court will, among other materials, include the Scheme Booklet, which will be submitted to the Court as described in item 4 below prior to dissemination to Recall shareholders, and an Independent Expert’s report, which will contain the opinion of the independent expert as to whether the Scheme is in the best interests of Recall’s shareholders.

4.                                      The court must hold a hearing before approving the fairness of the terms and conditions of the transaction.

As stated above, the Court will confirm in its orders issued following the First Court Hearing that it will, as part of the substantive application brought by Recall and the Company for an order under the Corporations Act approving the Transaction, conduct a hearing as to the fairness to all persons to whom it is proposed to issue Iron Mountain Shares in connection with the Scheme of the terms and conditions

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of the Scheme, both procedurally and substantively, and that the Court will so consider the fairness of such terms and conditions.

The Company notes the Division’s view in the Bulletin that it has not objected to a security holders’ vote before the fairness hearing, even though this means an investment decision is made before the fairness hearing, provided the issuer submits to the court the disclosure materials offering the securities before it mails them to the offerees.  As stated above, Recall and the Company will submit the Transaction documents, including the Scheme Booklet and the Independent Expert’s report to the Court prior to the First Court Hearing and at such hearing the Court will determine whether to approve the distribution of the Scheme Booklet, including the Independent Expert’s report, to the Recall shareholders.

At the Second Court Hearing, the Court will conduct the fairness hearing described above as part of the substantive application to approve the Scheme, which approval can only be obtained once the Scheme has been passed by the prescribed majorities of the Recall shareholders.  It is not possible for the Court to hold the fairness hearing before the Recall shareholders vote on the Scheme at the Scheme Meeting.

5.                                      The fairness hearing must be open to everyone to whom securities would be issued in the proposed exchange, and adequate notice of the hearing must be given to all such persons.

Notice of the Second Court Hearing, which comprises the fairness hearing, will be given as directed by the Court, including via newspaper advertisements in a prominently published newspaper that is circulated generally throughout Australia (e.g., the “Australian Financial Review”), which follows the notice procedure typically applied in a scheme of arrangement made under the Corporations Act.  The Court typically requires that such advertisements be published at least 5 days before the hearing. Such advertisement will inform Recall shareholders of the Second Court Hearing and their right to attend.  Additionally, the Scheme Booklet, which is sent to each of the Recall shareholders will contain details of the expected date of the Second Court Hearing and a statement that the approval of the Court at the Second Court Hearing is a pre-condition to the Scheme becoming effective.

The Company and Recall anticipate that the expected date of the Second Court Hearing contained in the Scheme Booklet, which will be mailed to Recall shareholders at least 28 days prior to the Scheme Meeting, will in fact be the actual date of the Second Court Hearing.  However in the event that the actual date of the Second Court Hearing differs from the expected date contained in the Scheme Booklet, Recall will be required to announce through the ASX the actual date of the Second Court Hearing promptly after such actual date has been determined and the Scheme Booklet will advise Recall shareholders of this possibility and the fact that such announcement is required to be made.

6.                                      There cannot be any improper impediments to the appearance by those persons at the hearing.

The Company advises the Staff that there will be no improper impediments for Recall shareholders to appear at either the First Court Hearing or the Second Court Hearing.  Both hearings will be open to

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everyone who is proposed to be issued securities in the Transaction and, as noted above, adequate notice will be given to all those persons consistent with the notice typically provided in connection with a scheme of arrangement under the Corporations Act.  Notice is required to be given by anyone wanting to object to the approval of the Scheme, consisting of the notice of appearance together with an affidavit setting out the grounds of objection.  The Company notes that, as set forth in footnote 22 of the Bulletin, the Division has not objected to the mere requirement to file a notice of an intention to appear.  A description of the procedure for objecting to the Scheme will also be included in the Scheme Booklet.

Based on the foregoing, the Company believes it may properly rely on the Section 3(a)(10) exemption.

2.                                      Please advise us of your consideration of the position expressed in SEC Release 34-14699 (April 24, 1978) and the relevant no-action positions involving cash option mergers with similar cash/stock election features. In this regard, please revise to clarify the timing of when Recall shareholders make their election relative to the time that they vote on the Transaction, and supplementally address how the structure of your cash election compares to prior no-action letters issued by the staff involving similar circumstances. See e.g., Entergy Corporation (November 13, 1992).

The Company acknowledges the Staff’s comment and recognizes that in SEC Release No. 34-14699 (the “Release”), the Division considered the issue as to whether a cash election feature in connection with the vote on a merger involves a tender offer.  In the Release, the Division concluded that, while the issue is “not free from doubt”, it would not require a tender offer filing in connection with certain mergers involving a cash option feature where the election occurs during the same time period that stockholders are voting on the merger proposal (referred to in the Release as “Situation B”).  In the Release, the Division further noted that it “expressed no view with respect to the application of the Williams Act to cash option statutory mergers consisting of different facts including those in which the timing of the cash election feature varies in any degree to that set forth in Situation B.”

The Company believes that the timetable described below places the Transaction within the “safe harbor” fact pattern described as Situation B in the Release, as the election will occur during the same time period that the Recall shareholders will vote on the Transaction proposal, and in close proximity to the anticipated Effective Date of the Scheme.  Specifically, as described in the Scheme Booklet and as set forth in the Transaction Agreement, Recall shareholders will receive the election form relating to the Cash Election at the same time as receiving the Scheme Booklet, which is expected to be delivered in late October 2015.  The Scheme Meeting at which Recall shareholders will vote on the Transaction, is currently scheduled to occur on December 3, 2015 and, subject to satisfaction of the conditions precedent, the Transaction is expected to be consummated on or about January 4, 2016.  As such, Recall shareholders will have the ability to make the election before voting on the Transaction proposal and the Transaction is expected to close within approximately one month of the Recall shareholder vote.  In response to the Staff’s comment, the disclosure has been revised on page 117 of Amendment No. 1 to

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clarify the timing of when Recall shareholders make their election relative to the time that they vote on the Transaction.

The Company is of the view that the investment decision about the Cash Election is integral to the Recall shareholders’ investment decisions regarding the Scheme and the Cash Election, and Recall shareholders will have received the information necessary to make an informed decision about the Scheme and the Cash Election prior to the Scheme Meeting.  Although Recall shareholders will have the opportunity to make an election before voting on the Transaction, the deadline for the Recall shareholders to submit an election form — 5:00 p.m. (Sydney time) on the business day following the Effective Date of the Scheme — is subsequent to the Recall shareholder vote.  However, the Company also notes that in a series of no-action letters, the Staff expanded the scope of its position beyond Situation B and permitted the election process to be conducted well after the shareholder vote on the related merger without requiring compliance with the tender offer rules.  See, e.g., Dauphin Deposit Corporation (available February 7, 1983); United Virginia Bankshares, Inc. (available March 21, 1983); Fidelcor, Inc. (available June 27, 1983); Chemical New York Corporation (available May 4, 1987); The Kansas Power and Light Company (available February 13, 1991); Entergy Corporation (available November 13, 1992).  The current situation differs from a number of the above-referenced no action letters, where a significant amount of time was expected to elapse between the time of the shareholder vote and the election deadline.  Here, the election deadline is timed to coincide with the Effective Date of the Scheme, which is expected to occur on or about December 18, 2015.

Recall shareholders have the ability to make the election at the time that they vote on the Scheme and, therefore, will be considering the Cash Election as part of their investment decision to vote for or against the Scheme. Any risks involved in the Cash Election will have been disclosed to the Recall shareholders in the Scheme Booklet sent to them in connection with the Scheme Meeting. Recall shareholders will have considered such risks when they vote on the approval of the Scheme.  A subsequent election by a Recall shareholder as to the form of consideration to be received should not be considered a separate offer by the Company for ordinary shares of Recall or a discrete transaction that is separate from the Scheme.  Under the terms of the Transaction Agreement, an election form will be mailed to each Recall shareholder of record for the Scheme Meeting at least 28 days prior to the Scheme Meeting and Recall and the Company will publicly announce any change in the Second Court Date, the Effective Date of the Scheme and the anticipated date of the election deadline as soon as it is determined and in any event as soon as practicable prior to, such anticipated date.  The Company will ensure that such election form contains clear directions as to how Recall shareholders can obtain the Scheme Booklet and other Transaction documents filed with ASIC from Recall, which will include all necessary information for Recall shareholders to make an informed investment decision. Superimposing the less stringent disclosure requirements of the Williams Act by requiring that a Schedule TO be filed and that “tender offer materials” be disseminated after the Scheme Meeting will not enhance the disclosure and may result in unnecessary confusion for Recall shareholders who will not understand the reason for a “tender offer” intervening between the time of the Recall shareholders’ vote on the Scheme and the Effective Date of the Scheme.

Ms. Peggy Kim Senior Counsel September 18, 2015 Page 9

When compared to the facts of the no-action letters referenced above, the Company believes that the application of Sections 14(d) and 14(e) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, would not provide any additional, meaningful protection to Recall shareholders in making an election decision in this Transaction.  Because Recall and the Company will continue to be reporting companies between the date of Recall’s Scheme Meeting and the Effective Date of the Scheme, coupled with the fact that the election deadline and the Recall shareholder vote are expected to be in close proximity, the Company does not expect that supplementary disclosure will be necessary in order for Recall shareholders to make an informed investment decision.

Based on the foregoing, the Company believes that the tender offer rules should not apply to the Cash Election.

3.                                      Please revise to include the audited financial statements for Recall as required by Item 14(c)(2) of Schedule 14A, or advise us.

In response to the Staff’s comment, the disclosure has been revised on pages B-1 through B-74 of Amendment No. 1.

***

The Company further acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or would like to discuss any of the responses, please do not hesitate to call me at (212) 310-8552 or send me an e-mail (michael.aiello@weil.com).

Sincerely,

/s/ Michael J. Aiello
Michael J. Aiello

cc:                                Ernest Cloutier,

General Counsel & Secretary

Iron Mountain Incorporated